No Act

P.E. 12/18/15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008599

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Anne M. Foulkes
PPG Industries, Inc.
foulkes@ppg.com

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public
Availability: 2-12-16

Re: PPG Industries, Inc.
Incoming letter dated December 18, 2015

Dear Ms. Foulkes:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to PPG by John Chevedden. We also have received letters from the proponent dated January 10, 2016 and January 17, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPG Industries, Inc.
Incoming letter dated December 18, 2015

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that PPG may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if PPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

The company says that at the most only 20 shareholders must own 3% of company stock. These 20 shareholder are further restricted because they must have held their 3% of company stock for 3 continuous years.

There is no company analysis of the difficulty of assembling the 3% for 3 continuous years from only 20 shareholders vs. from an unlimited number of shareholders.

It would be meaningless for a company to exactly meet every other requirement of the rule 14a-8 proposal if in the end it is nearly impossible to assemble the formidable stock holdings for proxy access from a group limited to only 20 shareholders.

The company does not claim that the Securities and Exchange Commission ever envisioned that only 20 shareholders of a company could participate in proxy access.

If limiting the number of participating shareholders makes no material difference – then why set the limit at such a low number when the company has at least 10s of thousands of shareholders?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 18, 2015 no-action request.

In permitting the exclusion of proposals, Rule 14a-8 imposes the burden of proof on companies. See Rule 14a-8(g), 17 CFR 240.14a-8(g). Companies seeking to establish the availability of subsection (i)(10), therefore, have the burden of showing both the insubstantiality of any revisions made to the shareholder proposal and the actual implementation of the company alternative.[1]

Where the shareholder specifies a range of percentages (10% to 25%), the staff has generally agreed the company "substantially" implements the proposal when it selects a percentage within the range, even if at the upper end.[2] Likewise the staff has found

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[1] The exclusion originally applied to proposals deemed moot. See Exchange Act Release No. 12999 (Nov. 22, 1976) (noting that mootness "has not been formally stated in Rule 14a- 8 in the past but which has informally been deemed to exist."). In 1983, the Commission determined that a proposal would be "moot" if substantially implemented. Exchange Act Release No. 20091 (August 16, 1983) ("The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose."). The rule was changed to reflect this administrative interpretation in 1997. See Exchange Act Release No. 39093 (Sept. 18, 1997) (proposing to alter standard of mootness to "substantially implemented").

[2] In cases where the staff allowed for the exclusion of a proposal, the shareholder proposal provided a range of applicable percentages and the company selected a percentage within the range. See Citigroup Inc. (Feb. 12, 2008) (range of 10% to 25%; company selected 25%); Hewlett-Packard Co. (Dec. 11, 2007) (range of 25% or less; company selected 25 %). In General Dynamics, the proposal sought a bylaw that would permit shareholders owning 10% of the voting shares to call a special meeting. The management bylaw provided that special meetings could be

substantial implementation when the shareholder proposal includes no percentage[3] or merely "favors" a particular percentage.[4]

With regard to nominating groups: PPG cites *General Electric Company* (GE), available March 3, 2015, as a "similar situation" to their own where staff concurred in the exclusion of a proxy access proposal where the company "added a reasonable limit to the numbers of shareholders that may form a group." On page 3, PPG claims that case involved a proposal "that would permit *an unrestricted number of shareholders* to group together to meet ownership requirements where the company had already adopted proxy access bylaw provisions permitting up to 20 shareholders to group together to meet ownership requirements." (My emphasis.)

However, PPG is incorrect. The proposal from Mr. Mahar to GE was actually silent with regard to any limitation on the number of shareholders in a group. In contrast, my proposal explicitly specifies the number of shareholders forming a group is to be "unrestricted." GE could claim substantial implementation, since Mr. Mahar was silent with regard to possible limitations on the number of shareholders forming a group. PPG cannot claim substantial implementation, since there is a huge difference between the number 20 and the number infinity. Twenty does not represent substantial implementation and picking a number that substantially differs from that specified by the proponent deviates significantly from prior staff decisions cited in footnote 2 above.

With regard the number of nominees: PPG asserts there is no material difference between the one-quarter of the directors then serving or two, whichever is greater, and their amended bylaws, which limits the number of shareholder-nominated candidates to 20% of the directors in office or two, whichever is greater. The board currently consists of 11 directors. If PPG adds 1 director, shareholders would be entitled to nominate 3 directors under the terms of my proposal but only 2 under the terms of their bylaws. PPGs bylaws do not represent substantial implementation and again deviates significantly from how prior staff decisions cited in footnote 2 above were decided.

Based on the facts, as stated above, PPG has not substantially implemented my proposal on shareholder proxy access and may not be excluded from the 2016 proxy materials pursuant to Rule 14a-8(i)(10).

---

called by a single 10% shareholder or a group of shareholders holding 25%. As a result, the provision implemented the proposal for a single shareholder but "differ[ed] regarding the minimum ownership required for a group of stockholders." General Dynamics Corp. (Feb. 6, 2009).

[3] Borders Group, Inc. (Mar. 11, 2008) (no specific percentage contained in proposal; company selected 25%); Allegheny Energy, Inc. (Feb. 19, 2008) (no percentage stated in proposal; company selected 25%).

Sincerely,

[4] Johnson & Johnson (Feb. 19, 2009) (allowing for exclusion where company adopted bylaw setting percentage at 25% and where proposal called for a "reasonable percentage" to call a special meeting and stating that proposal "favors 10%"); 3M Co. (Feb. 27, 2008) (same).

Sincerely,



John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

[PPG – Rule 14a-8 Proposal, October 26, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

December 18, 2015

Via E-mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PPG Industries, Inc.: Omission of Shareholder Proposal Submitted by John Chevedden; Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Ladies and Gentlemen:

I am writing on behalf of PPG Industries, Inc. ("PPG") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that PPG intends to omit from its proxy solicitation materials (the "2016 Proxy Materials") for its 2016 annual meeting of shareholders (the "2016 Annual Meeting") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent"). In accordance with Rule 14a-8(j), PPG hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against PPG if the Proposal is omitted from PPG's proxy solicitation materials for the 2016 Annual Meeting in reliance on Rule 14a-8(i)(10).

PPG expects to file its definitive proxy solicitation materials for the 2016 Annual Meeting on or about March 10, 2016. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which PPG expects to file the definitive proxy solicitation materials for the 2016 Annual Meeting.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and I have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I simultaneously am forwarding by email and/or facsimile a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff and concurrently submit to the undersigned any such response or other correspondence.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt and present for shareholder approval a "proxy access" bylaw. Pursuant to the proposed bylaw, an individual shareholder or a group of shareholders would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees in the Company's proxy materials, if the nominating shareholder or group holds at least 3% of the Company's outstanding common stock and has held such shares for at least three years. The Proposal requests that the number of shareholder-nominated candidates appearing in proxy materials would be limited to the greater of (i) one quarter of the directors then serving or (ii) two. The Proposal requests that recallable loaned stock count towards the ownership requirement and that the size of the nominating group be unrestricted. The Proposal includes additional detail as well, and a full copy of the Proposal and all relevant correspondence exchanged with the Proponent are attached as Exhibit A.

DISCUSSION

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

On December 10, 2015, the Board adopted amendments to the Company's Bylaws that are substantially consistent with the proxy access parameters outlined in the Proposal. The Bylaws of the Company, as amended and restated by the Board on December 10, 2015 (the "Amended Bylaws"), provide that individual shareholders and groups of shareholders who have owned at least 3% of the Company's common stock continuously for at least three years would have the right to include in the Company's proxy materials nominees to the Board, up to a specified limit. Based on the adoption of the Amended Bylaws, we respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10). The Amended Bylaws are attached to this letter as Exhibit B.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already "substantially implemented" the proposal. The Staff has stated that the purpose of the predecessor provision to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for the proposal to be excluded. In fact, in interpreting the predecessor provision to Rule 14a-8(i)(10), the Commission has stated that a formalistic application of the Rule requiring full implementation "defeated [the Rule's] purpose"; the Commission then adopted a revised interpretation to the rule to permit the omission of proposals that had been "*substantially* implemented" (emphasis added). Exchange Act Release No. 20091 (Aug. 16, 1983) and Exchange Act Release No. 40018 at n. 30 (May 21, 1998).

In determining whether the shareholder proposal has been "substantially implemented," the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if the company did not take the exact action requested by the proponent, when a company has satisfied the proposal's essential objectives, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded under Rule 14a-8(i)(10). *NETGEAR, Inc.* (avail. Mar. 31, 2015); *Pfizer, Inc.* (avail. Jan. 25, 2012, recon. avail. Mar. 1, 2013); *Exelon, Inc.* (avail. Feb. 26, 2010); *Hewlett-Packard Co.* (avail. Dec. 11, 2007). In particular, the Staff has concurred that companies can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *General Electric Company* (avail. March 3, 2015) (concurring in the exclusion of a proxy access proposal that would permit an unrestricted number of shareholders to group together to meet ownership requirements where the company had already adopted proxy access bylaw provisions permitting up to 20 shareholders to group together to meet ownership requirements); *Bank of America Corp.* (avail. Dec. 15, 2010) (concurring in the exclusion of a special meeting proposal with a 10% threshold where the company had already adopted a special meeting bylaw containing a 10% threshold, in addition to other requirements).

B. The Board's Amendment of the Company's Bylaws on December 10, 2015 Substantially Implements the Proposal

The Board's adoption of the Amended Bylaws on December 10, 2015 substantially implements the Proposal because the Amended Bylaws address the essential objective of the Proposal; they provide a proxy access procedure under which a group of shareholders who have owned at least 3% of the Company's common stock continuously for at least three years may include in the Company's proxy materials shareholder-nominated director candidates, up to a specified limit.

In particular, the Amended Bylaws address each element of the Proposal as follows:

- **Ownership Threshold.** Paragraph (a) of the Proposal states that the nominating shareholder must have "beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination." Similarly, Section 1.4(d) of the Amended Bylaws requires the nominating shareholder to own and have owned "at least three percent (3%) of the aggregate voting power of the Voting Stock" for at least three years as of the date the nomination notice is received and to continue to own at least 3% of the voting shares until the date of the applicable annual meeting. Furthermore, under Paragraph (4) of Section 1.4 of the Amended Bylaws, recallable loaned shares are included in the calculation of share ownership so long as the holder retains the power to recall such shares at any time.

The Amended Bylaws also require that the nominating shareholder continue to own the requisite shares until the date of the applicable annual meeting in order to maintain eligibility for proxy access. The Staff has granted no-action relief in a similar situation. *General Electric Company* (avail. Mar. 3, 2015) (concurring in the exclusion of proxy access bylaw amendment proposal under Rule 14a-8(i)(10) where the company amended its bylaws with an ownership requirement of 3%, a holding period requirement of three years, and an additional requirement, not contained in the proposal, that the nominating shareholder own such requisite shares until the date of the applicable annual meeting). More generally, the Staff has granted no-action relief under Rule 14a-8(i)(10) in several situations where the bylaws adopted by the company included additional requirements not contained in the proposal. *General Dynamics Corp.* (avail. Feb. 6, 2009) (concurring in the exclusion of a special meeting proposal with a 10% ownership threshold where the company adopted a bylaw amendment permitting one shareholder with 10% ownership or a group of shareholders with 25% ownership to call a special meeting); *Chevron Corp.* (avail. Feb. 19, 2008) (concurring in the exclusion of proposal under Rule 14a-8(i)(10) where the company amended its bylaws to permit a group of shareholders with 25% ownership to call special meetings—as requested in the proposal—but added that the chairman of the company's board of directors may decline to call a special meeting if an annual or special meeting with the same purpose was held in the previous 12 months).

- **Group Nominations.** The Proposal would permit shareholders to nominate director candidates for inclusion in the Company's proxy materials, either individually or as a member of a nominating group. Likewise, Section 1.4(d) of the Amended Bylaws permits both individual nominations and, in order to facilitate the use of proxy access by the Company's shareholders, nominations from groups of shareholders. In addition to requesting that grouping be permitted, the Proposal also asks that groups be "unrestricted" in number. The Amended Bylaws permit shareholders to form a group for the purpose of nominating director candidates for inclusion in the Company's proxy materials, provided the number of shareholders in such group does not exceed 20. In order to facilitate the use of proxy access, the Amended Bylaws would *not* count individual stockholders that are part of the same fund family or fund complex separately *vis-à-vis* the group cap but would count all members of such a fund family as one stockholder. The Staff has granted no-action relief in a similar situation where the company provided an express right of shareholders to "group" their shares and also added a reasonable limit to the number of shareholders that may form a group. *General Electric Company* (avail. Mar. 3, 2015) (concurring in the exclusion of a proxy access bylaw amendment proposal under Rule 14a-8(i)(10) where the company's amended bylaws permitted grouping and indicated that up to 20 shareholders may form a group to satisfy the requisite ownership threshold). Even with the 20 shareholder limit, assuming equal ownership of each shareholder, each shareholder in the group need only own 0.15% of the voting stock of the Company. There are more than 85 institutional shareholders with stock ownership in the Company of 0.15% or higher and, as such, the 20 shareholder limit does not interfere with the achievement of the Proposal's essential objectives. Shareholders with even smaller levels of ownership could also participate in groups of nominating shareholders by forming a group with one or more shareholders owning a greater percentage of voting stock. For example, if a group included one shareholder holding 2% of the Company's voting stock, the remaining 19 shareholders in that group would each need to beneficially own, on average, approximately 0.05% of the Company's voting stock in order to satisfy the requisite ownership threshold. The Amended Bylaws do not impose any minimum ownership requirement on individual shareholders that may participate in an otherwise eligible group, and the treatment of multiple shareholders in the same fund family or fund complex as a single shareholder effectively increases the ability of shareholders to aggregate their shares and form groups in order to meet proxy access requirements. Accordingly, the Company has "substantially implemented" the Proposal's request that groups of shareholders be permitted to use proxy access, and the terms of the Company's permissive approach to grouping compare favorably to the Proposal.

- **Number of Nominees.** According to the Proposal, the number of shareholder-nominated candidates would be limited to one-quarter of the directors then serving or two, whichever is greater. Paragraph (c) of Section 1.4 of the Amended Bylaws limits the number of shareholder-nominated candidates to 20% of the directors in office or two, whichever is greater. Although the limit on shareholder-nominated candidates differs slightly between the Proposal and the Amended Bylaws, the difference is not material. The Board currently consists of 11 directors, which is a typical size for a public company board. For the last 15 years, the size of the Board has generally ranged from nine to 11, with the Board size exceeding 11 in only one year during that period. With 11 directors or fewer, under both the Proposal and the Amended Bylaws, the number of shareholder-nominated candidates is limited to two. As such, the difference between the Proposal and the Amended Bylaws is not material, and the Amended Bylaws compare favorably with the Proposal.

- **Written Notice of the Nominating Shareholder.** Paragraph (b) of the Proposal states that a nominating shareholder must provide the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Commission rules about the nominee (including his or her consent to being named in the proxy materials and to serving as director if elected) and about the nominating shareholder (including proof of ownership of the required number of shares of the Company). Likewise, Paragraph (e) of Section 1.4 of the Amended Bylaws provides that the nominating shareholder must provide, among other things, proof of ownership of the requisite number of shares continuously held for the preceding three years. Furthermore, Paragraph (c) of Section 1.3 of the Amended Bylaws provides that the shareholder nominee must provide, among other things, the written consent of the nominee to being named in the Company's proxy materials and to serving as a director if elected.

- **Nominating Shareholder Certifications.** Paragraph (c) of the Proposal states that a nominating shareholder must certify the following:

  > (i) it will assume liability stemming from any legal or regulatory violation arising out of the [nominating shareholder's] communications with the Company shareholders, including [the disclosures about the nominee and the nominating shareholder] and [the supporting statement]; (ii) it will comply with all applicable laws and regulations if it uses soliciting materials other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

  Likewise, under Subparagraph (e)(vii) of Section 1.4 of the Amended Bylaws, the nominating shareholder must provide an undertaking that he or she agrees to assume all liability from legal or regulatory violations arising out of the nominating shareholder's communications with the shareholders of the Company and to file with the Commission any solicitation material used by the nominating shareholder to solicit other shareholders of the Company to support its proxy access candidate. In addition, under Subparagraph (e)(v) of Section 1.4 of the Amended Bylaws, the nominating shareholder must represent that he or she acquired their shares in the ordinary course of business and not with the intent to change or influence control of the Company.

- **Supporting Statement.** The Proposal would permit the nominating shareholder to submit a supporting statement not exceeding 500 words to be included in the Company's proxy statement. Paragraph (f) of Section 1.4 of the Amended Bylaws similarly permits the nominating shareholder to submit a statement of support not to exceed 500 words for inclusion in the Company's proxy materials.

- **Priority Given to Multiple Nominations.** The Proposal requests that the Board adopt procedures regarding the priority to be given to multiple nominations exceeding the limit on the number of nominees. Subparagraph (c)(iii) of Section 1.4 of the Amended Bylaws substantially implements this provision, as follows:

In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 1.4 exceeds the Permitted Number, each Eligible Shareholder will promptly upon request of the Corporation select one Shareholder Nominee for inclusion in the Corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of Voting Stock each Eligible Shareholder disclosed as owned in its Proxy Access Notice submitted to the Corporation. If the Permitted Number is not reached after each Eligible Shareholder has selected one (1) Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

- **No Additional Restrictions.** The Proposal states that "[n]o additional restrictions that do not apply to other board nominees should be placed on [shareholder nominations] or re-nominations." As noted above, the material restrictions imposed by the Amended Bylaws—such as the ownership threshold and the limitation on the number of shareholder nominees—are similar to those provided for in the Proposal and thus are not "additional" restrictions. In addition to the restrictions already discussed, the Amended Bylaws impose the following restrictions, which, as noted below, are either provided for in the Proposal or apply to other board nominees equally.

    1. *Ineligible Nominees.* Under Paragraph (i) of Section 1.4 of the Amended Bylaws, the Company is not required to include a shareholder nominee in its proxy materials or allow the nomination of a shareholder nominee: (i) who is not independent under the listing standards of the Company's principal stock exchange, applicable Commission rules, and any publicly disclosed standards used by the Board in determining director independence or (ii) whose service as a director would cause the Company to violate its organizational documents, stock exchange listing standards or applicable law. The limitation in clause (i) applies to all independent directors of the Company and the limitation in clause (ii) applies to all directors of the Company. As part of the Company's director nomination process, the Company's Nominating and Governance Committee confirms that service on the board by its nominees would not violate the Company's organizational documents, Corporate Governance Guidelines and applicable rules and regulations. Thus, these are not additional restrictions applicable only to shareholder nominees.

    2. *Undertaking by the Shareholder Nominee.* Under Paragraph (c) of Section 1.3 of the Amended Bylaws, among other things, the shareholder nominee must (i) consent to being named in the Company's proxy materials and to serving as a director if elected, (ii) disclose any monetary arrangements between the shareholder nominee

and the beneficial owner on whose behalf the nomination is made, and (iii) complete and deliver the questionnaire, representation and agreement required of the Company's directors generally (which includes a representation and undertaking that the nominee will not become party to any undisclosed arrangements with respect to compensation, reimbursement or indemnification). These requirements are applicable generally to all directors and thus are not restrictions "that do not apply to other board nominees."

3. *Deadline for Shareholder Nominations.* Under Paragraph (b) of Section 1.4 of the Amended Bylaws, a proxy access shareholder nomination notice must be delivered to the Company not less than 120 days nor more than 150 days prior to the anniversary of the date of the mailing of the prior year's proxy statement. This deadline differs slightly from the 90-day advance notice deadline for shareholder nominations pursuant to Paragraph (b) of Section 1.3 of the Amended Bylaws because the Company requires additional time in order to include information regarding shareholder nominees in its proxy materials. Rather than moving the Company's existing advance notice deadline for shareholder nominations, the Company elected to establish a separate deadline for proxy access shareholder nominations. The Company believes that having separate deadlines for proxy access shareholder nominations and other shareholder nominations is appropriate given the inherent differences between the two nomination processes.

4. *Restrictions on Re-nominations.* The Proposal states that no additional restrictions should be placed on re-nominations. The Amended Bylaws place no restrictions on a nominating shareholder's ability to re-nominate the same candidate if that candidate fails to be elected at a prior annual meeting.

CONCLUSION

For the foregoing reasons, we are of the view that the Proposal has already been substantially implemented by the Company. As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10). If the Staff does not concur with the positions of PPG discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (412) 434-2471. Consistent with Staff Legal Bulletin No. 14F (July 14, 2001), please respond to this letter via email to foulkes@ppg.com. I would appreciate if the Staff also would send a copy of any response to Greg E. Gordon, Senior Counsel, Corporate Law, PPG Industries, Inc., at gordon@ppg.com.

Sincerely,



Anne M. Foulkes
Assistant General Counsel and Secretary

Attachments

cc: John Chevedden (via email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Anne M. Foulkes
Corporate Secretary
PPG Industries, Inc. (PPG)
One PPG Place
Pittsburgh PA 15272
PH: 412 434-3131
FX: 412-434-2011
FX: 412-434-2490

Dear Ms. Foulkes,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Greg Gordon <gordon@ppg.com>
Laura Stull <lstull@ppg.com>

[PPG – Rule 14a-8 Proposal, October 26, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 ***, sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

If there is a company response to this proposal that would introduce for discussion enabling governance text – it would be better to include governance text of less than 1000-words in plain English.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

October 28, 2015

Via E-mail *** FISMA & OMB Memorandum M-07-16 *** **and Overnight Courier**
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Chevedden:

On October 26, 2015, we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2016 proxy statement (the "Proposal"). We are currently reviewing the Proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, you must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on October 26, 2015, the day you submitted your shareholder proposal to PPG and (b) have continuously held your shares for at least one year prior to October 26, 2015. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that these requirements have been met. If your shares are held by a broker, bank or other record holder, the broker, bank or other record holder must be a Depository Trust Company participant and provide us with a written statement as to when the shares were purchased and that the minimum number of shares has been continuously held for the required one-year period. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Please do not hesitate to call me with any questions.

Sincerely,

Anne M. Foulkes

Anne M. Foulkes

AMF:ls

Personal Investing

P.O. Box 770001
Covington, KY 45277-0045



PPG

Post-it® Fax Note 7671	Date 10-30-15	# of pages ▸
To Anne Foulkes	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 412-434-2490	Fax #	

October 29, 2015

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Paccar, Inc. (CUSIP: 693718108, trading symbol: PCAR), no fewer than 50 shares of Duke Energy Corp. (CUSIP: 26441C204, trading symbol: DUK) and no fewer than 50 shares of HCA Holdings, Inc. (CUSIP: 40412C101, trading symbol: HCA) since October 1, 2014.

I can also confirm that Mr. Chevedden has continuously owned no fewer than 50 shares of PPG Industries, Inc. (CUSIP: 693506107, trading symbol: PPG) since October 1, 2014. Following the 2 for 1 split of PPG Industries Inc. on June 15, 2015, Mr. Chevedden's holding in this position increased to 100 shares, a quantity he continues to hold to this day.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W139377-29OCT15

EXHIBIT B

BYLAWS

OF

PPG INDUSTRIES, INC.

(Incorporated under the Laws of the Commonwealth of Pennsylvania)

Amended and Restated, effective December 10, 2015

BYLAWS

OF

PPG INDUSTRIES, INC.

(Incorporated under the Laws of the Commonwealth of Pennsylvania)

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1.1 Annual Meetings. An annual meeting of the shareholders shall be held each year on such day as the Board of Directors of the Corporation (the "Board of Directors") may designate, or, if not so designated, on the third Thursday in April if not a legal holiday, and if a legal holiday, then on the next business day following. Annual meetings shall be held at such geographic location, within or without the Commonwealth of Pennsylvania, as designated by the Board of Directors.

Section 1.2 Business at Annual Meetings. The business at each annual meeting of the shareholders shall include: (a) a review of the business of the preceding year; (b) the election of directors; and (c) such other business as may properly be brought before the meeting. No business may be transacted at any annual meeting other than (i) matters referred to in the notice of the meeting or any supplement thereto, (ii) matters otherwise properly brought before the meeting by or at the direction of the Board of Directors, (iii) matters properly brought before the meeting by one or more shareholders, but only in accordance and upon compliance with the provisions of the proxy rules of the Securities and Exchange Commission and the notice provisions of Section 1.3, Section 1.4 and Section 1.5 of these bylaws (including, in the case of nominations, the completed and signed questionnaire, representation and agreement required by Section 1.14 of these bylaws) and (iv) matters which are incidental or germane to any of the foregoing. Except as otherwise provided by law, the Restated Articles of Incorporation, as amended from time to time (the "Restated Articles of Incorporation") or these bylaws, the Chairman or, in the Chairman's absence, the presiding officer of any annual or special meeting (as provided for in Section 1.12 of these bylaws) shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with these bylaws and, if any proposed nomination or other business is not in compliance with these bylaws, to declare that no action shall be taken on such nomination or other business and such nomination or other business shall be disregarded.

Section 1.3 Nominations of Director Candidates.

(a) Nominations for the election of directors at a meeting of shareholders may be made only (i) by the Board of Directors or a committee appointed by the Board of Directors, (ii) provided that the Board of Directors has determined that directors shall be elected at such a meeting, by a holder of record of stock entitled to vote in the election of the directors to be elected and who has complied with the provisions of this Section 1.3, or (iii) provided that the

Board of Directors has determined that directors shall be elected at such a meeting, by an Eligible Shareholder (as defined in Section 1.4 of these bylaws) entitled to vote in the election of the directors to be elected who has complied with the requirements and procedures set forth in Section 1.4 of these bylaws (and, to the extent applicable, Section 1.3 of these bylaws) and whose nominees are included in the Corporation's proxy materials with respect to such meeting. Clauses (ii) and (iii) of the immediately preceding sentence shall be the exclusive means for a shareholder to make nominations before a meeting of shareholders.

(b) For nominations to be properly brought before a meeting of shareholders pursuant to clause (ii) of Section 1.3(a) of these bylaws, such nomination (other than a nomination to fill a vacancy resulting from removal from office by a vote of the shareholders under Article Sixth of the Restated Articles of Incorporation) may be made by a shareholder only if written notice of such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary and has been received by the Secretary at the principal executive offices of the Corporation not later than (1) with respect to an election to be held at an annual meeting of shareholders held on the third Thursday in April, 90 days prior to such annual meeting and (2) with respect to an election to be held at an annual meeting of shareholders held on a date other than the third Thursday in April or an election to be held at a special meeting of the shareholders, the later of 90 days prior to such meeting or the close of business on the tenth day following the date of the first public disclosure of the date of such meeting. In addition, to be considered timely, a shareholder's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof. No such supplement or update may include any new nominees who were not named in the original notice of nomination or be deemed to cure any defects or limit the remedies (including without limitation under these bylaws) available to the Corporation relating to any defect. In no event shall any adjournment or postponement of an annual or special meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above. For purposes of this Section 1.3, the first public disclosure of the date of any special meeting of shareholders or any annual meeting of shareholders held on a date other than the third Thursday in April shall be when disclosure of such meeting date is first made in a filing made by the Corporation with the Securities and Exchange Commission, in any notice given to the New York Stock Exchange, or in a news release reported by the Dow Jones News Service, Reuters, Bloomberg, the Associated Press or comparable national news service.

(c) As to each person, if any, whom the shareholder proposes to nominate for election or reelection to the Board of Directors pursuant to clauses (ii) or (iii) of Section 1.3(a) of these bylaws, a shareholder's notice must, in addition to the matters set forth in Section 1.6 of these bylaws, set forth: (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Securities

Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such shareholder and the beneficial owner on whose behalf the nomination is made, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the Securities and Exchange Commission if the shareholder making the nomination and the beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and (iii) a completed and signed questionnaire, representation and agreement as required by Section 1.14 of these bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine (A) the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee, (B) whether the proposed nominee has any direct or indirect relationship with the Corporation other than those relationships that have been deemed categorically immaterial pursuant to the Corporation's corporate governance guidelines or its Policy and Procedures With Respect to Related Person Transactions, (C) whether the proposed nominee would, by serving on the Board of Directors, violate or cause the Corporation to be in violation of these bylaws, the Restated Articles of Incorporation , the rules and listing standards of the principal U.S. exchange upon which the common stock of the Corporation is listed or any applicable law, rule or regulation, and (D) whether the proposed nominee is or has been subject to any event specified in Item 401(f) of Regulation S-K (or successor rule) of the Securities and Exchange Commission. The presiding officer of the meeting may refuse to acknowledge the nomination of any person by a shareholder not made in compliance with the foregoing procedure. Subject to Rule 14a-8 under the Exchange Act and Section 1.4 of these bylaws, nothing in these bylaws shall be construed to permit any shareholder, or give any shareholder the right, to include or have disseminated or described in the Corporation's proxy statement any nomination of a director or directors or any other business proposal.

Section 1.4 Inclusion of Shareholder Director Nominations in the Corporation's Proxy Materials. Subject to the terms and conditions set forth in these bylaws, the Corporation shall include in its proxy materials for a meeting of shareholders, provided that the Board of Directors has determined that directors shall be elected at such a meeting, the name, together with the Required Information (as defined below), of any person nominated for election (the "Shareholder Nominee") to the Board of Directors by a shareholder or group of shareholders that satisfy the requirements of this Section 1.4, including qualifying as an Eligible Shareholder (as defined in paragraph (d) below), and that expressly elects at the time of providing the written notice required by this Section 1.4 (a "Proxy Access Notice") to have its nominee included in the Corporation's proxy materials pursuant to this Section 1.4. For the purposes of this Section 1.4:

(1) "Voting Stock" shall mean outstanding shares of capital stock of the Corporation entitled to vote generally for the election of Directors;

(2) "Constituent Holder" shall mean any shareholder, collective investment fund included within a Qualifying Fund (as defined in paragraph (d) below) or beneficial holder whose stock ownership is counted for the purposes of qualifying as holding the Proxy Access Request Required Shares (as defined in paragraph (d) below) or qualifying as an Eligible Shareholder (as defined in paragraph (d) below);

(3) "affiliate" and "associate" shall have the meanings ascribed thereto in Rule 405 under the Securities Act of 1933, as amended; provided, however, that the term "partner" as used in the definition of "associate" shall not include any limited partner that is not involved in the management of the relevant partnership; and

(4) a shareholder (including any Constituent Holder) shall be deemed to "own" only those outstanding shares of Voting Stock as to which the shareholder itself (or such Constituent Holder itself) possesses both (a) the full voting and investment rights pertaining to the shares and (b) the full economic interest in (including the opportunity for profit and risk of loss on) such shares. The number of shares calculated in accordance with the foregoing clauses (a) and (b) shall be deemed not to include (and to the extent any of the following arrangements have been entered into by affiliates of the shareholder (or of any Constituent Holder), shall be reduced by) any shares (x) sold by such shareholder or Constituent Holder (or any of either's affiliates) in any transaction that has not been settled or closed, including any short sale, (y) borrowed by such shareholder or Constituent Holder (or any of either's affiliates) for any purposes or purchased by such shareholder or Constituent Holder (or any of either's affiliates) pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder or Constituent Holder (or any of either's affiliates), whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of Voting Stock, in any such case which instrument or agreement has, or is intended to have, or if exercised by either party thereto would have, the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such shareholder's or Constituent Holder's (or either's affiliate's) full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or Constituent Holder (or either's affiliate), other than any such arrangements solely involving an exchange listed multi-industry market index fund in which Voting Stock represents at the time of entry into such arrangement less than 10% of the proportionate value of such index. A shareholder (including any Constituent Holder) shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder itself (or such Constituent Holder itself) retains the right to instruct how the shares are voted with respect to the election of Directors and the right to direct the disposition thereof and possesses the full economic interest in the shares. A shareholder's (including any Constituent Holder's) ownership of shares shall be deemed to continue during any period in which such person has loaned such shares so long as such person has the retained the power to recall such shares at any time by the shareholder upon giving requisite notice or delegated any voting power over such shares by means of a proxy, power of attorney or other instrument or arrangement which in all such cases of such proxy, power of attorney or other instrument or arrangement is

revocable at any time by the shareholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings.

(a) For purposes of this Section 1.4, the "Required Information" that the Corporation will include in its proxy statement is (1) the information concerning the Shareholder Nominee and the Eligible Shareholder that the Corporation determines is required to be disclosed in the Corporation's proxy statement by the regulations promulgated under the Exchange Act; and (2) if the Eligible Shareholder so elects, a Statement (as defined in paragraph (g) below). The Corporation shall also include the name of the Shareholder Nominee in its proxy card. For the avoidance of doubt, and any other provision of these bylaws notwithstanding, the Corporation may in its sole discretion solicit against, and include in the proxy statement its own statements or other information relating to, any Eligible Shareholder and/or Shareholder Nominee, including any information provided to the Corporation with respect to the foregoing.

(b) To be timely, a shareholder's Proxy Access Notice must be delivered to the principal executive offices of the Corporation not more than 150 days and not less than 120 days prior to the anniversary of the date (as stated in the Corporation's proxy materials) the definitive proxy statement was first mailed to shareholders in connection with the preceding year's annual meeting of shareholders. In no event shall any adjournment or postponement of an annual meeting, the date of which has been announced by the Corporation, commence a new time period for the giving of a Proxy Access Notice.

(c) The number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the Corporation's proxy materials pursuant to this Section 1.4 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Directors' nominees) appearing in the Corporation's proxy materials with respect to an annual meeting of shareholders shall not exceed the greater of (x) two and (y) the largest whole number that does not exceed 20% of the number of directors in office as of the last day on which a Proxy Access Notice may be delivered in accordance with the procedures set forth in this Section 1.4 (such greater number, the "Permitted Number"); provided, however, that the Permitted Number shall be reduced by:

(i) the number of such director candidates for which the Corporation shall have received one or more shareholder notices nominating director candidates pursuant to Section 1.3(b) of these bylaws plus the number of directors in office that were elected to the Board after being nominated at any of the two preceding annual meetings pursuant to such Section 1.3(b);

(ii) the number of directors in office or director candidates that in either case were elected or appointed to the Board or will be included in the Corporation's proxy materials with respect to such annual meeting as an unopposed (by the Corporation) nominee pursuant to an agreement, arrangement or other understanding with a shareholder or group of shareholders (other than any such agreement, arrangement or understanding entered into in connection with an acquisition of Voting Stock, by such shareholder or group of shareholders, from the Corporation), other than any such director referred to in this clause (ii) who at the time of such annual meeting will have served as a director continuously, as a nominee of the Board of Directors, for at least one full three-year term, but only to the extent the Permitted Number after such reduction with respect to this clause (ii) equals or exceeds one; and

(iii) the number of directors in office for whom access to the Corporation's proxy materials was previously provided (or requested) pursuant to this Section 1.4, other than (A) any such director referred to in this clause (iii) whose term of office will expire at such annual meeting and who is not seeking (or agreeing) to be nominated at such meeting for another term of office and (B) any such director referred to in this clause (iii) who at the time of such annual meeting will have served as a director continuously, as a nominee of the Board of Directors, for at least one full three-year term;

provided, that in no circumstance shall the Permitted Number exceed the number of directors to be elected at the applicable annual meeting as noticed by the Corporation; and provided, further, that in the event the Board of Directors resolves to reduce the size of the Board of Directors effective on or prior to the date of the annual meeting, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 1.4 exceeds the Permitted Number, each Eligible Shareholder will promptly upon request of the Corporation select one Shareholder Nominee for inclusion in the Corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of Voting Stock each Eligible Shareholder disclosed as owned in its Proxy Access Notice submitted to the Corporation. If the Permitted Number is not reached after each Eligible Shareholder has selected one (1) Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(d) An "Eligible Shareholder" is one or more shareholders of record who own and have owned, or are acting on behalf of one or more beneficial owners who own and have owned (in each case as defined above), in each case continuously for at least three (3) years as of both the date that the Proxy Access Notice is received by the Corporation pursuant to this Section 1.4, and as of the record date for determining shareholders eligible to vote at the annual meeting, at least three percent (3%) of the aggregate voting power of the Voting Stock (the "Proxy Access Request Required Shares"), and who continue to own the Proxy Access Request Required Shares at all times between the date such Proxy Access Notice is received by the Corporation and the date of the applicable annual meeting, provided that the aggregate number of shareholders, and, if and to the extent that a shareholder is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is counted for the purpose of satisfying the foregoing ownership requirement shall not exceed twenty (20). Two or more collective investment funds that are (I) part of the same family of funds or sponsored by the same employer or (II) a "group of investment companies" as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940 (a "Qualifying Fund") shall be treated as one shareholder for the purpose of determining the aggregate number of shareholders in this paragraph (d), provided that each fund included within a Qualifying Fund otherwise meets the requirements set forth in this Section 1.4. No shares may be attributed to more than one group constituting an Eligible Shareholder under this Section 1.4 (and, for the avoidance of doubt, no shareholder may be a member of more than one group constituting an Eligible Shareholder). A record holder acting on behalf of one or more beneficial owners will not be counted separately as a shareholder with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, but each such beneficial owner will be counted separately, subject to the other provisions of this paragraph (d), for purposes of determining the number of shareholders whose holdings may be considered as part of an Eligible Shareholder's holdings. For the avoidance of doubt, Proxy Access Request Required Shares will qualify as such if and only if the beneficial owner of such shares as of the date of the Proxy Access Notice has itself individually beneficially owned such shares continuously for the three-year (3 year) period ending on that date and through the other applicable dates referred to above (in addition to the other applicable requirements being met).

(e) No later than the final date when a nomination pursuant to this Section 1.4 may be delivered to the Corporation, an Eligible Shareholder (including each Constituent Holder) must provide the information set forth in Section 1.6 of these bylaws to the Secretary of the Corporation and also provide following information in writing to the Secretary of the Corporation:

(i) with respect to each Constituent Holder, the name and address of, and number of shares of Voting Stock owned by, such person;

(ii) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year (3 year) holding period) verifying that, as of a date within seven (7) calendar days prior to the date the Proxy Access Notice is delivered to the Corporation, such person owns, and has owned continuously for the preceding three (3) years, the Proxy Access Request Required Shares, and such person's agreement to provide:

(A) within ten (10) days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying such person's continuous ownership of the Proxy Access Request Required Shares through the record date, together with any additional information reasonably requested to verify such person's ownership of the Proxy Access Request Required Shares; and

(B) immediate notice if the Eligible Shareholder ceases to own any of the Proxy Access Request Required Shares prior to the date of the applicable annual meeting of shareholders;

(iii) any information relating to such Eligible Shareholder (including any Constituent Holder) and their respective affiliates or associates or others acting in concert therewith, and any information relating to such Eligible Shareholder's Shareholder Nominee(s), in each case that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for the election of such Shareholder Nominee(s) in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among the Eligible Shareholder (including any Constituent Holder) and its or their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each of such Eligible Shareholder's Shareholder Nominee(s), and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Eligible Shareholder (including any Constituent Holder), or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the Shareholder Nominee were a director or executive officer of such registrant;

(v) a representation that such person:

(A) acquired the Proxy Access Request Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent;

(B) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 1.4;

(C) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board of Directors;

(D) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Corporation; and

(E) will provide facts, statements and other information in all communications with the Corporation and its shareholders that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and will otherwise comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this Section 1.4;

(vi) in the case of a nomination by a group of shareholders that together is such an Eligible Shareholder, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating shareholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(vii) an undertaking that such person agrees to:

(A) assume all liability stemming from, and indemnify and hold harmless the Corporation and each of its directors, officers, and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder (including such person) provided to the Corporation; and

(B) file with the Securities and Exchange Commission any solicitation by the Eligible Shareholder of shareholders of the Corporation relating to the annual meeting at which the Shareholder Nominee will be nominated.

In addition, no later than the final date on which a Proxy Access Notice may be submitted under this Section 1.4, a Qualifying Fund whose stock ownership is counted for purposes of qualifying as an Eligible Shareholder must provide to the Secretary of the Corporation documentation reasonably satisfactory to the Board of Directors that demonstrates that the funds included within the Qualifying Fund are either part of the same family of funds or sponsored by the same employer. In order to be considered timely, any information required by this Section 1.4 to be provided to the Corporation must be supplemented (by delivery to the Secretary of the Corporation) (1) no later than ten (10) days following the record date for the applicable annual meeting, to disclose the foregoing information as of such record date, and (2) no later than the fifth day before the annual meeting, to disclose the foregoing information as of the date that is no earlier than ten (10) days prior to such annual meeting. For the avoidance of doubt, the requirement to update and supplement such information shall not permit any Eligible Shareholder or other person to change or add any proposed Shareholder Nominee or be deemed to cure any defects or limit the remedies (including without limitation under these bylaws) available to the Corporation relating to any defect.

(f) The Eligible Shareholder may provide to the Secretary of the Corporation, at the time the information required by this Section 1.4 is originally provided, a written statement for inclusion in the Corporation's proxy statement for the annual meeting, not to exceed five hundred (500) words, in support of the candidacy of such Eligible Shareholder's Shareholder Nominee (the "Statement"). Notwithstanding anything to the contrary contained in this Section 1.4, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is materially false or misleading, omits to state any material fact, or would violate any applicable law or regulation.

(g) No later than the final date when a nomination pursuant to this Section 1.4 may be delivered to the Corporation, each Shareholder Nominee must provide the information set forth in Section 1.3(c) of these bylaws, the completed and signed questionnaire, representation and agreement required by Section 1.14 of these bylaws, and such additional information as necessary to permit the Board of Directors to determine if any of the matters contemplated by paragraph (i) below apply.

In the event that any information or communications provided by the Eligible Shareholder (or any Constituent Holder) or the Shareholder Nominee to the Corporation or its shareholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary of the Corporation of any defect in such previously provided information and of the information that is required to correct any such defect; it being understood for the avoidance of doubt that providing any such notification shall not be deemed to cure any such defect or limit the remedies (including without limitation under these bylaws) available to the Corporation relating to any such defect.

(h) Any Shareholder Nominee who is included in the Corporation's proxy statement for a particular annual meeting of shareholders, but subsequently is determined not to satisfy the eligibility requirements of this Section 1.4 or any other provision of these bylaws, the Corporation's Restated Articles of Incorporation or other applicable regulation any time before the annual meeting of shareholders, will not be eligible for election at the relevant annual meeting of shareholders.

(i) The Corporation shall not be required to include, pursuant to this Section 1.4, a Shareholder Nominee in its proxy materials for any annual meeting of shareholders, or, if the proxy statement already has been filed, to allow the nomination of a Shareholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation:

(i) who is not independent under the listing standards of the principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation's directors, in each case as determined by the Board of Directors;

(ii) whose service as a member of the Board of Directors would violate or cause the Corporation to be in violation of these bylaws, the Restated Articles of Incorporation, the rules and listing standards of the principal U.S. exchange upon which the common stock of the Corporation is traded, or any applicable law, rule or regulation;

(iii) if the Eligible Shareholder (or any Constituent Holder) or applicable Shareholder Nominee otherwise breaches or fails to comply in any material respect with its obligations pursuant to this Section 1.4 or any agreement, representation or undertaking required by this Section; or

(iv) if the Eligible Shareholder ceases to be an Eligible Shareholder for any reason, including but not limited to not owning the Proxy Access Request Required Shares through the date of the applicable annual meeting.

For the purposes of this paragraph (i), clauses (i) and (ii) and, to the extent related to a breach or failure by the Shareholder Nominee, clause (iii) will result in the exclusion from the proxy materials pursuant to this Section 1.4 of the specific Shareholder Nominee to whom the ineligibility applies, or, if the proxy statement already has been filed, the ineligibility of such Shareholder Nominee to be nominated; provided, however, that clause (iv) and, to the extent related to a breach or failure by an Eligible Shareholder (or any Constituent Holder), clause (iii) will result in the Voting Stock owned by such Eligible Shareholder (or Constituent Holder) being excluded from the Proxy Access Request Required Shares (and, if as a result the Proxy Access Notice shall no longer have been filed by an Eligible Shareholder, the exclusion from the proxy materials pursuant to this Section 1.4 of all of the applicable shareholder's Shareholder Nominees from the applicable annual meeting of shareholders or, if the proxy statement has already been filed, the ineligibility of all of such shareholder's Shareholder Nominees to be nominated).

Section 1.5 Other Matters Brought by Shareholders. For business, other than nominations of director candidates, to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of Section 1.2 of these bylaws, the shareholder must give timely notice thereof, and timely updates and supplements with respect thereto, in writing to the Secretary and such business must otherwise be a proper matter for shareholder action. The immediately preceding sentence shall be the exclusive means for a shareholder to bring business other than nominations of director candidates (and other than matters properly submitted pursuant to Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before an annual meeting of shareholders. To be timely, a shareholder's notice shall be given, either by personal delivery or by United States mail, postage prepaid, to the Secretary and received by the Secretary at the principal executive offices of the Corporation not later than 90 days prior to such annual meeting, provided that, if such annual meeting is held on a date other than the third Thursday in April, such written notice must be given not later than the later of 90 days prior to such annual meeting or the close of business on the tenth day following the date of the first public disclosure of the date of such meeting. For purposes of this Section 1.5, the first public disclosure of the date of any annual meeting of shareholders held on a date other than the third Thursday in April shall be when disclosure of such meeting date is first made in a filing by the Corporation with the Securities and Exchange Commission, in any notice given to the New York Stock Exchange, or in a news release reported by the Dow Jones News Service, Reuters, Bloomberg, the Associated Press or comparable national news service. In no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above. In addition, to be considered timely, a shareholder's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof. No such supplement or update may include any new business to be brought before the annual meeting that was not specified in the original notice. Such shareholder's notice shall set forth, in addition to the matters set forth in Section 1.6 of these bylaws, (a) as to each matter a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder; (b) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the bylaws of the Corporation, the text of the proposed amendment); (c) the beneficial owner, if any, on whose behalf the notice is given and a specific representation that the shareholder intends to be present at the meeting in person or by proxy to present and speak as to such business; and (d) a description of all agreements, arrangements and understandings between such shareholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such shareholder. The presiding officer of the meeting may refuse to permit any business to be brought before an annual meeting by a shareholder without compliance with the procedure set forth in this Section 1.5.

Section 1.6 Disclosure Requirements. To be in proper form, a shareholder's notice (whether given pursuant to Section 1.3, Section 1.4 or Section 1.5 of these bylaws) to the Secretary must, as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, set forth: (i) the name and address of such shareholder, as they appear on the Corporation's books, of such beneficial owner, if any, and of their respective affiliates or associates or any others acting in concert therewith, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such shareholder, such beneficial owner and their respective affiliates or associates or any others acting in concert therewith, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the shareholder of record, the beneficial owner, if any, or their respective affiliates or associates or any others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (any of the foregoing, a "Derivative Instrument") directly or indirectly owned beneficially by such shareholder, the beneficial owner, if any, or their respective affiliates or associates or any others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder has a right to vote any class or series of shares of the Corporation, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, involving such shareholder, directly or indirectly, the purpose or effect of which is to mitigate loss, to reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Corporation, to manage the risk of share price changes for, or increase or decrease the voting power of, such shareholder with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Corporation (any of the foregoing, a "Short Interest"), (E) any rights to dividends on the shares of the Corporation owned beneficially by such shareholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) that such shareholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, including without limitation any such interests held by members of such shareholder's immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such shareholder, and (I) any direct or indirect interest of such shareholder in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (iii) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Section 1.7 Special Meetings. Special meetings of the shareholders may be called at any time, for the purpose or purposes set forth in the call, by the Board of Directors or by the Chairman of the Board of Directors. Special meetings shall be held at the registered office of the Corporation, or at such other places, within or without the Commonwealth of Pennsylvania, as may be designated by the Board of Directors or the Chairman of the Board of Directors. No business may be transacted at any special meeting of the shareholders other than matters referred to in the notice of the meeting or any supplement thereto and matters which are incidental or germane thereto.

Section 1.8 Notice. Notice specifying the geographic location, date and time and the general nature of business to be transacted at each meeting of the shareholders shall be given by the Secretary to each shareholder of record entitled to vote at such meeting.

Section 1.9 Quorum; Adjournment. A shareholders' meeting shall not be organized for the transaction of business unless a quorum is present. At any meeting, the presence in person or by proxy of shareholders entitled to cast the minimum number of votes required by law to constitute a quorum on a particular matter in the absence of a bylaw to the contrary, or if no such number is required by law, at least a majority of the votes which all shareholders are entitled to cast on such matter, shall be necessary and sufficient to organize a meeting for the purpose of considering such matter. If a proxy casts a vote on behalf of a shareholder on any issue other than a procedural motion considered at a meeting of shareholders, the shareholder shall be deemed to be present during the entire meeting for purposes of determining whether a quorum is present for consideration of any other issue. Notwithstanding the withdrawal of enough shareholders to leave less than the number of votes required by the preceding sentence, the shareholders who continue to be present at a duly organized meeting shall constitute a quorum in order to continue to do business until adjournment. If a meeting cannot be organized because a quorum has not attended, those present in person or by proxy may by majority vote adjourn the meeting to such time and place as they may determine. The Chairman of the Board of Directors or the President may adjourn the meeting from time to time, whether or not there is a quorum, and it shall not be necessary to give notice of such adjourned meeting or the business to be transacted at such meeting to any shareholder other than by announcement at the meeting at which such adjournment is taken, unless the Board of Directors fixes a new record date for the adjourned meeting or as otherwise required by applicable law.

Section 1.10 Voting. In order to vote at any meeting, a shareholder must be personally present or vote by proxy. When authorized by the presiding officer, the voting at a meeting of the shareholders may be by voice; but at any meeting of shareholders any qualified voter may demand a stock vote on a matter properly before the meeting, whereupon (i) with respect to any matter specifically set forth in the notice of meeting, such stock vote shall be taken by ballot, and (ii) in the case of any other vote, such stock vote may be taken by ballot, by show of hands, or by any other manner selected by the presiding officer. If the vote is taken by ballot, each ballot shall state the name of the shareholder voting and the number of shares voted by such shareholder, and if such ballot be cast by proxy, it shall state the name of the proxy voting and the number of shares voted as proxy. Each shareholder shall be entitled to one vote for each share having voting power registered in such shareholder's name on the books of the Corporation as of the record date for the determination of the shareholders entitled to vote at the meeting, and it may be voted by the shareholder or such shareholder's duly authorized proxy. When a stock vote is demanded, all questions shall be decided by a vote of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present and voting (excluding abstentions) are entitled to cast on the particular matter, unless otherwise especially provided in these bylaws, in the Restated Articles of Incorporation or by law, and except that in the case of privileged, subsidiary or incidental motions or questions involving the convenience of the shareholders present, the presiding officer may call for a per capita vote, either by voice or by show of hands. Where a proxy or proxies represent the holders of shares entitled to cast in aggregate a sufficient number of votes to adopt a particular resolution, the vote of such proxy or proxies may, in the discretion of the presiding officer, constitute action by the shareholders.

A complete list of the shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the Secretary and shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. In lieu of the making of a list, the Corporation may make the information therein available at the meeting by any other means.

Section 1.11 Proxies. Every shareholder entitled to vote at a meeting of the shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons, but not more than three, to act for such shareholder by proxy. Every proxy shall be executed or authenticated by the shareholder or by such shareholder's duly authorized attorney-in-fact, in a manner authorized by applicable law and filed with or transmitted to the Secretary or the designated agent of the Corporation.

Section 1.12 Meeting Procedure. At all meetings of shareholders, the Chairman of the Board of Directors shall preside, but in the absence of the Chairman of the Board of Directors, the presiding officer shall be designated by the Board of Directors, or if not so designated, selected by the shareholders present. The Secretary shall take the minutes of the meeting, but in the absence of the Secretary or an Assistant Secretary, the presiding officer shall designate any person to take the minutes of the meeting. The presiding officer of any meeting shall determine the order of business and the procedure at the meeting, including such regulation of the conduct of discussion as seems to such officer in order. The conduct of meetings shall be governed by accepted corporate practice (not Roberts' Rules), the fundamental rule being that all who are entitled to take part shall be treated with fairness and good faith.

Section 1.13 Election and Resignation of Directors.

(a) Subject to any rights of the holders of any class or series of shares of the Corporation to elect directors separately, each director shall be elected by a vote of the majority of the votes cast with respect to that director at any meeting for the election of directors at which a quorum is present, in accordance with Section 1.9 of these bylaws; provided, that, if, at the close of the notice period set forth in Section 1.3 of these bylaws, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast and entitled to vote on the election of directors in person or by proxy at any such meeting. For purposes of this Section 1.13, a vote of the majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the votes cast "for" or "against" that director.

(b) If an incumbent director is running uncontested and is not elected as provided in subsection (a) of this Section 1.13, such director shall promptly offer to tender his or her irrevocable resignation to the Board. The Nominating and Governance Committee, or such other committee designated by the Board, will recommend to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days following the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board of Directors' decision with respect to such resignation.

(c) Any director may resign at any time by delivering written notice to the Chairman of the Board of Directors, if any, or to the Chief Executive Officer, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified in the notice or, if no time is specified, immediately. Unless such notice is provided pursuant to subsection (b) of this Section 1.13, or acceptance is otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

Section 1.14 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation pursuant to Section 1.3(a) of these bylaws, a person must deliver (in accordance with the time periods prescribed for delivery of notice under these bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request), and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein; (C) beneficially owns, or agrees to purchase prior to being elected as a director of the Corporation, not less than 100 common shares of the Corporation (the "Qualifying Shares") (subject to adjustment for any stock splits or stock dividends occurring after date of such representation or agreement), will not dispose of such minimum number of shares so long as such person is a director, and has disclosed therein whether all or any portion of the Qualifying Shares were purchased with any financial assistance provided by any other person and whether any other person has any interest in the Qualifying Shares; and (D) will serve as a director of the Corporation if so elected and, in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, that such person would be in compliance, if elected as a director of the Corporation, and will comply, with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation publicly disclosed from time to time and with the requirements of Section 1.13 of these bylaws.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1 Number, Classification and Removal; Vacancies. Article Sixth of the Restated Articles of Incorporation reads as follows:

"SIXTH. 6.1 The business and affairs of the corporation shall be managed by a Board of Directors comprised as follows:

(a) The Board of Directors shall consist of not less than 9 nor more than 17 persons, the exact number to be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority vote of the directors then in office;

(b) Directors shall, from and after the annual meeting of shareholders held in 1987, continue to be classified with respect to the time for which they shall severally hold office by dividing them into 3 classes, as nearly equal in number as possible. At such meeting and at each succeeding annual meeting of shareholders, the class of directors then being elected shall be elected to hold office for a term of 3 years. Each director shall hold office for the term for which elected and until his or her successor shall have been elected and qualified;

(c) Subject to the rights of the holders of any series of preferred stock then outstanding, any director, any class of directors, or the entire Board of Directors, may be removed from office by shareholder vote at any time, with or without assigning any cause, but only if shareholders entitled to cast at least 80% of the votes which all shareholders would be entitled to cast at an annual election of directors or of such class of directors shall vote in favor of such removal; provided, however, that no individual director shall be removed (unless the entire Board of Directors or any class of directors be removed) in case the votes cast against such removal would be sufficient, if voted cumulatively for such director, to elect him or her to the class of directors of which he or she is a member; and

(d) Subject to the rights of the holders of any series of preferred stock then outstanding, vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, except that vacancies resulting from removal from office by a vote of the shareholders may be filled by the shareholders at the same meeting at which such removal occurs. All directors elected to fill vacancies shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

6.2 Notwithstanding any other provisions of law, the Restated Articles of Incorporation or the bylaws of the corporation, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the corporation entitled to vote in an annual election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article Sixth."

Section 2.2 Qualifications and Powers. No person shall be elected a director unless such person owns at least 100 shares of Common Stock of the Corporation. In addition to the powers and authority expressly conferred upon it by these bylaws and the Restated Articles of Incorporation, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things in the management of the Corporation as are not, by these bylaws, by the Restated Articles of Incorporation, or by law directed or required to be exercised or done by the shareholders.

Section 2.3 Organizational Meeting. The first regular meeting of each newly-elected Board of Directors shall be held immediately following the annual meeting of the shareholders, and no notice of such meeting shall be necessary in order legally to constitute the meeting, provided that a quorum of the Board of Directors shall be present. At such meeting the Board of Directors shall organize itself, and may elect officers, appoint members of standing committees and transact any other business.

Section 2.4 Regular Meetings; Notice. Regular meetings of the Board of Directors shall be held at such time and place as shall be designated by the Board of Directors from time to time. Notice of such regular meetings of the Board of Directors shall not be required to be given, except as otherwise expressly required in these bylaws or by law. However, whenever the time or place of regular meetings shall be initially fixed or changed, notice of such action shall be given to each director not participating in such action. Any business may be transacted at any regular meeting.

Section 2.5 Special Meetings; Notice. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board of Directors or, in the absence or during the inability to act of the Chairman of the Board of Directors, by the Chief Executive Officer or, in the absence or during the inability of either to act, by the Vice Chairman of the Board of Directors or, in the absence or during the inability of any of them to act, by the President, or by any four directors of the Corporation, by giving notice to the Secretary. Notice of every special meeting of the Board of Directors stating the place, day and hour thereof shall be given by the Secretary to each director by being mailed by first class mail at least five days, or express mail or sent by courier service at least three days, or sent by telex, telegram, facsimile transmission, e-mail or other electronic communication, or given personally or by telephone at least 24 hours, before the time at which the meeting is to be held. Any business may be transacted at any special meeting.

Section 2.6 Quorum; Action. A meeting of the Board of Directors shall not be organized for the transaction of business unless a quorum is present. At any meeting, a majority of the directors then in office shall be necessary and sufficient to organize the meeting. A meeting at which a quorum is not present may be adjourned from time to time by a majority vote of those present to such time and place as they may determine, and it shall not be necessary to give notice of such adjourned meeting or the business to be transacted thereat other than by announcement at the meeting at which such adjournment is taken. Notwithstanding the withdrawal of enough directors to leave less than a majority, the directors who continue to be present at a duly organized meeting shall constitute a quorum in order to continue to do business. Unless otherwise provided in these bylaws, in the Restated Articles of Incorporation or by law, the acts of a majority of the directors present and voting (excluding abstentions) at a duly organized meeting shall be the acts of the Board of Directors. The yeas and nays shall be taken and recorded in the minutes at the request of any director present at a meeting.

Section 2.7 Fees and Expenses. The Board of Directors shall fix the compensation of each director (except for those directors who are officers of the Corporation, whose compensation is to be fixed by the Officers-Directors Compensation Committee). Directors shall be reimbursed for the expenses of attendance at any meeting of the Board of Directors or any committee.

Section 2.8 Charitable Contributions. The Board of Directors may authorize contributions out of the income of the Corporation for the public welfare or for religious, charitable, scientific, or educational purposes.

Section 2.9 Catastrophe. Notwithstanding any other provisions of law, the Restated Articles of Incorporation or these bylaws, during any emergency period caused by a national catastrophe or local disaster, a majority of the surviving members (or the sole survivor) of the Board of Directors who have not been rendered incapable of acting because of incapacity or the difficulty of communication or transportation to the place of meeting, shall constitute a quorum for the sole purpose of electing directors to fill such emergency vacancies or to reduce the size of the full Board of Directors or both; and a majority of the directors (or the sole survivor) present at such a meeting may take such action. Directors so elected shall serve until such absent directors are able to attend meetings or until the shareholders act to elect directors for such purpose. During such an emergency period, if the Board of Directors and the Executive Committee are unable to or fail to meet, any action appropriate to the circumstances may be taken by such officers of the Corporation as may be present and able. Questions as to the existence of a national catastrophe or local disaster and the number of surviving members capable of acting shall be conclusively determined at the time by the directors or the officers so acting.

Section 2.10 Limitation of Liability. To the fullest extent that the laws of the Commonwealth of Pennsylvania, as in effect on January 27, 1987, or as thereafter amended, permit the elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. This Section 2.10 shall not apply to any actions filed prior to January 27, 1987, nor to any breach of performance of duty or any failure of performance of duty by any director occurring prior to January 27, 1987. The provisions of this Section 2.10 shall be deemed to be a contract with each director of the Corporation who serves as such at any time while such provisions are in effect, and each such director shall be deemed to be serving as such in reliance on such provisions. Any amendment to or repeal of this Section 2.10, or adoption of any other Article or bylaw of the Corporation, which has the effect of increasing director liability shall require the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote in an annual election of directors, voting together as a single class. Any such amendment or repeal, other Article or bylaw, shall operate prospectively only and shall not have effect with respect to any action taken, or any failure to act, by a director prior thereto.

ARTICLE III

COMMITTEES

Section 3.1 Standing Committees. The Board of Directors, upon the recommendation of the Nominating and Governance Committee, shall appoint the members of the following standing committees:

(a) Audit Committee, comprised of independent, non-employee members of the Board of Directors, which shall be responsible for appointing, retaining or terminating, compensating, and overseeing the work of the independent public accountants for the Corporation; review with the independent public accountants and the internal auditors the scope and plan of their respective future audit programs and their respective reports and recommendations concerning audit findings; meet with the officers of the Corporation and separately with the independent public accountants and with the internal auditors to review audits, annual financial statements prior to their release, accounting and financial controls and compliance with appropriate codes of conduct; report on its meetings to the Board of Directors together with its comments and recommendations; and have such other powers and perform such other duties as the Board of Directors may specify.

(b) Nominating and Governance Committee, comprised of non-employee members of the Board of Directors, which shall recommend to the Board of Directors (i) the persons to be nominated by the Board of Directors to stand for election as directors at the annual meeting of the shareholders, (ii) the person or persons to be elected by the Board of Directors to fill any vacancy or vacancies in the Board of Directors, (iii) the persons to be elected by the Board of Directors to the offices of the Chairman of the Board of Directors, Chief Executive Officer, Vice Chairman of the Board of Directors, President and any office which would cause such person to be an executive officer (as defined under the Exchange Act) of the Corporation, (iv) the persons to be appointed by the Board of Directors as members of the Executive Committee, (v) actions to be taken regarding the structure, organization and functioning of the Board of Directors and (vi) the directors to be appointed to serve as members, and as chairmen, of the standing and other committees established by the Board of Directors; and have such other powers and perform such other duties as the Board of Directors may specify.

(c) Officers-Directors Compensation Committee, comprised of non-employee members of the Board of Directors, which shall approve, adopt, administer, interpret, amend, suspend or terminate the compensation plans of the Corporation applicable to, and fix the compensation and benefits of, (i) all officers of the Corporation serving as directors of the Corporation and (ii) all executive officers (as defined under the Exchange Act) of the Corporation; and have such other powers and perform such other duties as the Board of Directors may specify.

(d) Technology and Environment Committee, comprised of non-employee members of the Board of Directors, which shall (i) assess the science and technology capabilities of the Corporation; (ii) consult with management concerning technologies that can have a material impact on the Corporation; (iii) review the status of the Corporation's environment, health, safety and product stewardship policies, programs and practices; (iv) consult with management concerning current and emerging environment, health, safety and product stewardship issues that can have a material impact on the Corporation; and have such other powers and perform such other duties as the Board of Directors may specify.

Section 3.2 Other Committees. The Board of Directors shall establish the Executive Committee and may establish such other committees as it may deem appropriate, all of which committees shall have such powers and perform such duties as the Board of Directors may specify and have such membership, which may or may not include directors, as the Board of Directors may appoint.

Section 3.3 Organization of and Action by Committees; Quorum. All committee members appointed by the Board of Directors shall serve at the pleasure of the Board of Directors. All committees shall determine their own organization, procedures and times and places of meeting, unless otherwise directed by the Board of Directors. Any action taken by any committee shall be subject to alteration or revocation by the Board of Directors; provided, however, that third parties shall not be prejudiced by such alteration or revocation. For any committee consisting of four members, two members shall constitute a quorum of that committee. For any other committee, a majority of the members of the committee shall constitute a quorum.

ARTICLE IV

OFFICERS

Section 4.1 Election. The Board of Directors shall elect a Chairman of the Board of Directors, a Secretary and a Treasurer. In addition, the Board of Directors may elect a Chief Executive Officer, Vice Chairman of the Board of Directors, President and Controller, or any one or more of them, and may elect one or more Vice Presidents or other officers. Each officer elected by the Board of Directors shall serve until the next organizational meeting of the Board of Directors and until his or her successor, if any, shall have been elected, unless his or her resignation or removal shall expressly be effective earlier. Each officer appointed by the Executive Committee shall serve until his or her successor, if any, shall have been appointed, unless his or her resignation or removal shall expressly be effective earlier. Any officer of the Corporation may be removed by the Board of Directors with or without cause.

Section 4.2 Chairman. The Chairman of the Board of Directors shall have general control and direction of the business of the Corporation. The Chairman of the Board of Directors shall preside at all meetings of shareholders and directors and shall have such other powers and perform such other duties as the Board of Directors may specify. The Chairman of the Board of Directors shall be an ex officio member, without the right to vote, of the Audit, Nominating and Governance, Officers-Directors Compensation and Technology and Environment Committees.

Section 4.3 Chief Executive Officer. Subject to the control of the Chairman of the Board of Directors, the Chief Executive Officer shall have general control and direction of the business of the Corporation. If no person is elected to the office of the Chief Executive Officer, the Chairman of the Board of Directors shall be the Chief Executive Officer.

Section 4.4 Vice Chairman. The Vice Chairman of the Board of Directors shall have such powers and perform such duties as the Board of Directors or the Chairman of the Board of Directors may specify.

Section 4.5 President. The President shall have such powers and perform such duties as the Board of Directors or the Chairman of the Board of Directors may specify. If the office of President is vacant, the Chairman of the Board of Directors shall have all of the powers and perform all acts incident to the office of the President.

Section 4.6 Vice Presidents and Other Officers. The Vice Presidents and other officers elected by the Board of Directors shall have such powers and perform such duties as the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors or the President may specify. In the absence of the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors and the President, or during their inability to act, such Vice Presidents and other officers may exercise, subject to the control of the Board of Directors, the powers and duties of the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors and the President. The Vice Presidents and other officers appointed by the Executive Committee shall have such powers and perform such duties as the entity that appointed them or any officers to whom they report, directly or indirectly, may specify.

Section 4.7 Secretary. The Secretary shall attend all meetings of the shareholders and of the Board of Directors and shall keep careful records of all such meetings, the proceedings of which shall be transcribed into the minute book of the Corporation over the Secretary's signature. The Secretary shall have custody of the corporate seal and of all books, documents, and papers of the Corporation committed to his or her charge. The Secretary shall cause all notices to be given to shareholders and to directors of the Corporation as may be required by law or these bylaws. The Secretary shall make such reports, have such other powers and perform such other duties as are authorized or required by law or as the Board of Directors may specify. The Secretary may delegate to one or more Assistant Secretaries any of the Secretary's powers and duties. In the absence of the Secretary or during the Secretary's inability to act, the Secretary's powers and duties shall be performed by one or more Assistant Secretaries.

Section 4.8 Treasurer. The Treasurer shall have the custody and care of, and shall manage and invest, all the money, securities, and funds of the Corporation. To the extent not invested in stocks, bonds or other securities, the Treasurer shall deposit the money and funds of the Corporation in such bank or banks or depositories as the Board of Directors may designate, provided that the Board of Directors may delegate to the Treasurer, subject to such limitations as it may from time to time prescribe, the power to designate such bank or banks or depositories. Under the direction of the Board of Directors, the Treasurer shall pay out and dispose of all drafts, notes, checks, warrants, and orders for the payment of money; render such statements to the Board of Directors as it shall require; and have such other powers and perform such other duties as the Board of Directors may specify or which are authorized or required of the Treasurer by law. The Treasurer may delegate any of the Treasurer's powers and duties to one or more Assistant Treasurers and, if authorized by the Board of Directors, any officer or agent of the Corporation. If required by the Board of Directors, the Treasurer and any Assistant Treasurer shall give bond for the faithful discharge of his or her duties in such amount as may be fixed by the Board of Directors and with such surety as may be approved by the Board of Directors. In the absence of the Treasurer or during the Treasurer's inability to act, the Treasurer's powers and duties shall be performed by one or more Assistant Treasurers.

Section 4.9 Controller. The Controller shall keep or cause to be kept all books of account and accounting records of the Corporation. The Controller shall periodically render to the Board of Directors financial statements and reports covering the results of the operations of the Corporation. Subject to the control of the Board of Directors, the Controller shall determine all accounting policies and procedures, including, without limiting the generality of the foregoing, matters relating to depreciation, depletion, valuation of inventories, the method of creating reserves and accruals, and the establishment of the value of land, buildings, equipment, securities and other assets and shall perform all other acts authorized or required of the Controller by law and shall have such other powers and perform such other duties as the Board of Directors may specify. The Controller may delegate to one or more Assistant Controllers any of the Controller's powers and duties. In the absence of the Controller or during Controller's inability to act, the Controller's powers and duties shall be performed by one or more Assistant Controllers. If the office of Controller is vacant, the Controller's duties shall be performed by the officer designated by the Board of Directors.

Section 4.10 Vacancies. Vacancy in any office or position by reason of death, resignation, removal, disqualification or any other cause, shall be filled in the manner provided in this Article for regular election or appointment to such office.

Section 4.11 Delegation of Duties. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate for the time being the powers and duties, or any of them, of such officer to any other officer or director or other person whom it may select.

ARTICLE V

MISCELLANEOUS CORPORATE TRANSACTIONS AND DOCUMENTS

Section 5.1 Borrowing. No officer, agent or employee of the Corporation shall have any power or authority to borrow money on its behalf, to guarantee or pledge its credit, or to mortgage or pledge any of its real or personal property, except within the scope and to the extent of such authority as may be delegated by the Board of Directors. Authority may be granted by the Board of Directors for any of the above purposes and may be general or limited to specific instances.

Section 5.2 Execution of Instruments. All properly authorized notes, bonds, drafts, acceptances, checks, endorsements (other than for deposit), guarantees, and all evidences of indebtedness of the Corporation whatsoever, and all deeds, mortgages, contracts and other instruments requiring execution by the Corporation may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors, the President, any Vice President or the Treasurer; and authority to sign any such instruments, which may be general or confined to specific instances, may be conferred by the Board of Directors upon any other person or persons, subject to such requirements as to countersignature or other conditions, as the Board of Directors may from time to time determine. Facsimile signatures may be used on checks, notes, bonds or other instruments. Any person having authority to sign on behalf of the Corporation may delegate, from time to time, by instrument in writing, all or any part of such authority to any person or persons if authorized so to do by the Board of Directors. Unless otherwise delegated, the Board of Directors retains the authority to approve any and all transactions entered into on behalf of the Corporation.

Section 5.3 Voting and Acting with Respect to Stock and Other Securities Owned by the Corporation. The Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors, the President, any Vice President or the Treasurer of the Corporation shall have the power and authority to vote and act with respect to all stock and other securities in any other corporation owned by the Corporation, unless the Board of Directors confers such authority, which may be general or confined to specific instances, upon some other officer or person. Any person so authorized shall have the power to appoint an attorney or attorneys, with general power of substitution, as proxies for the Corporation, with full power to vote and act on behalf of the Corporation with respect to such stock and other securities.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Entitlement to Indemnification. The Corporation shall, to the extent that a determination of entitlement is made pursuant to, or to the extent that entitlement to indemnification is otherwise accorded by, this Article, indemnify every person who was or is a director, officer or employee of the Corporation (hereinafter referred to as the "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any investigation, claim, action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the Indemnitee is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such investigation, claim, action, suit or proceeding hereinafter being referred to as a "Proceeding") against any expenses and any liability actually and in good faith paid or incurred by such person in connection with such Proceeding; provided, that indemnification may be made with respect to a Proceeding brought by an Indemnitee against the Corporation only as provided in the last sentence of this Section 6.1. As used in this Article, the term "expenses" shall include fees and expenses of counsel and all other expenses (except any liability) and the term "liability" shall include amounts of judgments, fines or penalties and amounts paid in settlement. Indemnification may be made under this Article for expenses incurred in connection with any Proceeding brought by an Indemnitee against the Corporation only if (1) the Proceeding is a claim for indemnification under this Article or otherwise, (2) the Indemnitee is successful in whole or in part in the Proceeding for which expenses are claimed, or (3) the indemnification for expenses is included in a settlement of, or is awarded by a court in, a Proceeding to which the Corporation is a party.

Section 6.2 Advancement of Expenses. All expenses incurred in good faith by or on behalf of the Indemnitee with respect to any Proceeding shall, upon written request submitted to the Secretary of the Corporation, be advanced to the Indemnitee by the Corporation prior to final disposition of such Proceeding, subject to any obligation which may be imposed by law or by provision in the Articles, bylaws, an agreement or otherwise to repay the Corporation in certain events.

Section 6.3 Indemnification Procedure.

(a) To obtain indemnification under this Article, an Indemnitee shall submit to the Secretary of the Corporation a written request, including such supporting documentation as is reasonably available to the Indemnitee and reasonably necessary to the making of a determination of whether and to what extent the Indemnitee is entitled to indemnification. The Secretary of the Corporation shall promptly thereupon advise the General Counsel in writing of such request.

(b) The Indemnitee's entitlement to indemnification shall be determined by a Referee (selected as hereinafter provided) in a written opinion. The Referee shall find the Indemnitee entitled to indemnification unless the Referee finds that the Indemnitee's conduct was such that, if so found by a court, indemnification would be prohibited by Pennsylvania law.

(c) "Referee" means an attorney with substantial expertise in corporate law who neither presently is, nor in the past five years has been, retained to represent: (i) the Corporation or the Indemnitee, or an affiliate of either of them, in any matter material to either such party, except to act as a Referee in similar proceedings, or (ii) any other party to the Proceeding giving rise to a claim for indemnification under this Article. The Corporation's General Counsel, if Disinterested (as hereinafter defined), or if not, the Corporation's senior officer who is Disinterested, shall propose a Referee. The Secretary of the Corporation shall notify the Indemnitee of the name of the Referee proposed, whose appointment shall become final unless the Indemnitee, within 10 days of such notice, reasonably objects to such Referee as not being qualified, independent or unbiased. If the Corporation and the Indemnitee cannot agree on the selection of a Referee, or if the Corporation fails to propose a Referee, within 45 days of the submission of a written request for indemnification, the Referee shall be selected by the American Arbitration Association. The General Counsel or a senior officer shall be deemed "Disinterested" if not a party to the Proceeding and not alleged in the pleadings as to the Proceeding to have participated in the action, or participated in the failure to act, which is the basis for the relief sought in the Proceeding.

(d) Notwithstanding any other provision of this Article, to the extent that there has been a determination by a court as to the conduct of an Indemnitee such that indemnification would not be prohibited by Pennsylvania law, or if an Indemnitee would be entitled by Pennsylvania law to indemnification, the Indemnitee shall be entitled to indemnification hereunder.

(e) A determination under this Section 6.3 shall be conclusive and binding on the Corporation but not on the Indemnitee.

Section 6.4 Partial Indemnification. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation of a portion, but not all, of the expenses or liability resulting from a Proceeding, the Corporation shall nevertheless indemnify the Indemnitee for the portion thereof to which the Indemnitee is entitled.

Section 6.5 Insurance. The Corporation may purchase and maintain insurance to protect itself and any Indemnitee against expenses and liability asserted or incurred by any Indemnitee in connection with any Proceeding, whether or not the Corporation would have the power to indemnify such person against such expense or liability by law, under an agreement or under this Article. The Corporation may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification.

Section 6.6 Agreements. The Corporation may enter into agreements with any director, officer or employee of the Corporation, which agreements may grant rights to the Indemnitee or create obligations of the Corporation in furtherance of, different from, or in addition to, but not in limitation of, those provided in this Article, without shareholder approval of any such agreement. Without limitation of the foregoing, the Corporation may obligate itself (1) to maintain insurance on behalf of the Indemnitee against certain expenses and liabilities and (2) to contribute to expenses and liabilities incurred by the Indemnitee in accordance with the application of relevant equitable considerations to the relative benefits to, and the relative fault of, the Corporation.

Section 6.7 Miscellaneous. The entitlement to indemnification and advancement of expenses provided for in this Article (1) shall be a contract right, (2) shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled under any Article, bylaw, agreement, vote of shareholders or directors or otherwise, (3) shall continue as to a person who has ceased to be a director, officer or employee and (4) shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnification or advancement of expenses under this Article.

Section 6.8 Construction. If any provision of this Article shall be held to be invalid, illegal or unenforceable for any reason (1) such provision shall be invalid, illegal or unenforceable only to the extent of such prohibition and the validity, legality and enforceability of the remaining provisions of this Article shall not in any way be affected or impaired thereby, and (2) to the fullest extent possible, the remaining provisions of this Article shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 6.9 Effectiveness. This Article shall apply to every Proceeding other than a Proceeding filed prior to January 27, 1987, except that it shall not apply to the extent that Pennsylvania law does not permit its application to any breach of performance of duty or any failure of performance of duty by an Indemnitee occurring prior to January 27, 1987.

Section 6.10 Amendment. This Article may be amended or repealed at any time in the future by vote of the directors without shareholder approval; provided, that any amendment or repeal, or adoption of any Article of the Restated Articles or any other bylaw of the Corporation, which has the effect of limiting the rights granted to directors under this Article, shall require the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote in an annual election of directors, voting together as a single class. Any amendment or repeal, or such Article or other bylaw, limiting the rights granted under this Article shall operate prospectively only, and shall not limit in any way the indemnification provided for herein with respect to any action taken, or failure to act, by an Indemnitee prior thereto.

ARTICLE VII

CAPITAL STOCK

Section 7.1 Share Certificates. Every holder of fully-paid stock of the Corporation shall be entitled to a certificate or certificates, to be in such form as the Board of Directors may from time to time prescribe, and signed (in facsimile or otherwise, as permitted by law) by the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors, the President or any Vice President and also by the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer, which certificate or certificates shall represent and certify the number of shares of stock owned by such holder. In case any officer, transfer agent or registrar who has signed (in facsimile or otherwise, as permitted by law) any share certificate shall cease to be such officer, transfer agent or registrar before the certificate is issued, it may be issued by the Corporation with the same effect as if the officer, transfer agent or registrar had not ceased to be such at the date of its issue. The Board of Directors may authorize the issuance of certificates for fractional shares or, in lieu thereof, scrip or other evidence of ownership, which may (or may not) as determined by the Board of Directors entitle the holder thereof to voting, dividends or other rights of shareholders.

Section 7.2 Transfer of Shares. Transfers of shares of stock of the Corporation shall be made on the books of the Corporation only upon surrender to the Corporation of the certificate or certificates for such shares properly endorsed by the shareholder or by the shareholder's assignee, agent or legal representative, who shall furnish proper evidence of assignment, authority or legal succession, or by the agent of one of the foregoing thereunto duly authorized by an instrument duly executed and filed with the Corporation in accordance with regular commercial practice.

Section 7.3 Holders of Record. The Corporation shall be entitled to treat the holder of record of any share or shares of stock of the Corporation as the holder and owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any person other than the registered holder thereof, whether or not it shall have express or other notice thereof, except as expressly provided by law. The Board of Directors may fix a record date, within any applicable limits imposed by law or the Restated Articles of Incorporation, for the determination of shareholders for any purpose, including meetings, payment of dividends, allotment of rights and reclassification, conversion or exchange of shares. The Board of Directors may adopt a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of the shareholder are held for the account of a specified person or persons. The resolution of the Board of Directors adopting such a procedure may set forth: (1) the classification of shareholder who may certify; (2) the purpose or purposes for which the certification may be made; (3) the form of certification and information to be contained therein; (4) if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and (5) such other provisions with respect to the procedure as are deemed necessary or desirable. Upon receipt by the Corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

Section 7.4 Replacement. Each duly appointed transfer agent and registrar of the Corporation may issue and register, respectively, from time to time, without further action or approval by or on behalf of the Corporation, new certificates of stock of the Corporation to replace certificates claimed to have been lost, stolen, or destroyed, upon receipt by the transfer agent of an Affidavit of Loss and Bond of Indemnity in such amount and upon such terms as may be required by the transfer agent to protect the Corporation, the transfer agent and registrar against all loss, cost or damage arising from the issuance of such new certificates, provided that a Bond of Indemnity shall not be required where not more than five shares of stock are involved.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Description of Seal. The corporate seal of the Corporation shall be inscribed with the name of the Corporation, and the words "Corporate Seal," and may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

Section 8.2 Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

Section 8.3 Adoption, Amendment or Repeal of Bylaws. Except as otherwise provided by law, in the Restated Articles of Incorporation or in these bylaws, new or additional bylaws may be adopted and these bylaws may be amended or repealed by action of the Board of

Directors at any regular or special meeting, subject to the power of the shareholders to change such action.

Section 8.4 Exclusive Forum.

(a) Venue in the following actions and proceedings shall be solely and exclusively in the Pennsylvania Court of Common Pleas of the judicial district embracing the county in which the registered office of the Corporation is located (the "Court") (or, if the Court lacks jurisdiction, the federal district court for the district that includes that county):

(i) any derivative action or proceeding brought on behalf of the Corporation;

(ii) any action or proceeding asserting a claim of breach of duty owed by any director, officer, or other employee of the Corporation to the Corporation or its shareholders;

(iii) any action or proceeding asserting a claim against the Corporation or against any director, officer, or other employee of the Corporation (i) arising under any provision of the Pennsylvania Associations Code, Title 15 Pa Con. Stat, or the Restated Articles of Incorporation or these bylaws, or (ii) governed by the internal affairs doctrine; and

(iv) any other action or proceeding under the Pennsylvania Associations Code, with respect to which the Pennsylvania Associations Code provides that the Court may or shall hear or determine the action or proceeding.

The provisions of this Section 8.4 are severable. The invalidity of any provision of this Section, or the unenforceability of any provision against any person or in any circumstance, shall not invalidate the remaining portions of this Section or cause this Section to be unenforceable against any other person or in any other circumstance.

Notwithstanding the foregoing, the Corporation may consent in writing to the selection of an alternative forum.

(b) If any action or proceeding the subject matter of which is within the scope of paragraph (a) above is filed in a court other than the Court (or, if the Court lacks jurisdiction, the federal district court for the district that includes the county in which the registered office of the Corporation is located) (a "Foreign Action") in the name of any shareholder of the Corporation, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Court (or, if the Court lacks jurisdiction, the federal district court for the district that includes the county in which the registered office of the Corporation is located) in connection with any action brought in any such court to enforce paragraph (a) above (an "Enforcement Action") and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder. For purposes of this Section 8.4, "shareholder" shall include a beneficial owner of shares of the Corporation.